January 11, 2016

Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 3561

Re:       Kratos Defense & Security Solutions, Inc.
Form 10-K for fiscal year ended December 28, 2014
Filed March 13, 2015

File No. 001-34460

We are providing to the staff of the SEC’s Division of Corporation Finance (the “Staff”) the response of Kratos Defense & Security Solutions, Inc. (the “Company,” "Kratos" or “we”) to the comment in your letter dated December 28, 2015 regarding the Company’s Form 10-K for the fiscal year ended December 28, 2014, filed with the SEC on March 13, 2015.  For your convenience, we have reproduced your comment in bold below.

Form 10-K for Fiscal Year Ended December 28, 2014

Consolidated Balance Sheets, page F-5

1. Your line of credit contains a provision of default in the event of the occurrence of a material adverse change. Please tell us why you believe classification as long-term is appropriate. Tell us what consideration you gave to ASC 470-10-45. Clarify in the filing if a material adverse change could result in an acceleration of the debt.

Response:

Summary

At the time the Company filed the 2014 Form 10-K on March 13, 2015, the Company had concluded that the likelihood of subjective acceleration resulting from a material adverse change or an event or condition having or reasonably likely to have a Material Adverse Effect (“MAE” as defined under the Company’s Credit Agreement) was remote, and therefore, the long-term classification of the outstanding borrowing on the line of credit was appropriate; and, no disclosure of the default provision (“MAE Clause”) within the consolidated financial statement footnotes was required under ASC 470-10-45.  The Credit Agreement contains a springing lock-box arrangement that had not been triggered as of the balance sheet date nor the date of the filing of the 2014 Form 10-K; and therefore, the debt was classified as a long-term obligation as per ASC 470-10-45-6.

In summary, the Company based its conclusion that a material adverse change or an event or condition having or reasonably likely to have a MAE was remote and that the classification as a long-term obligation was appropriate on the following facts:

1.
As of December 28, 2014, and throughout the period from that date to the date of the filing of the Company’s 2014 Form 10-K on March 13, 2015, the Company determined that no event or condition had occurred having or reasonably likely to have a MAE; and, the Company had not received any notification from its lenders of the occurrence of an event or condition having or reasonably likely to have a MAE.  The Company has subsequently paid the $41 million in outstanding borrowings under the line of credit In August 2015; and the Company has not received any notification from its lenders of the occurrence of an event or condition having or reasonably likely to have a MAE in any subsequent periods.

2.
The Company was a going concern with sufficient projected cash flow from operations to meet its liquidity needs for at least the next twelve months related to its projected operating, financing, and investing activities;

3.
The Company’s total backlog at December 28, 2014 was approximately $1.1 billion, of which approximately $662 million was funded backlog, and approximately $437 million was unfunded backlog.  In addition, the Company’s qualified bid and proposal pipeline, which represents the estimated value of the opportunities the Company is pursuing over approximately the next 24 months, was $7.4 billion at December 28, 2014;

4.	The Company was not under a lock-box arrangement that would have required the debt to be classified as a short-term obligation under ASC 470-10-45-5;

5.
The Company determined that the likelihood that either (i) the obligation to accelerate repayment of the outstanding borrowings under the MAE Clause or (ii) the springing lock-box clause in its Credit Agreement would be triggered under subjective acceleration MAE conditions contained in the Credit Agreement was remote, and as a result, neither classification of the debt as a short-term obligation nor disclosure of the MAE Clause was required under ASC 470-10-45-2.

Credit Agreement Clauses related to ASC 470-10-45

The following discussion summarizes the relevant clauses in the Company’s Credit Agreement related to ASC 470-10-45:

Material Adverse Change

In the Credit Agreement, Article VIII - Events of Default, and specifically Section 8.9 therein, the reference to material adverse change is as follows:

“There shall have occurred any condition or event that the Agent or the Required Lenders determine has or is reasonably likely to have a Material Adverse Effect.”

Furthermore, Material Adverse Effect (MAE) is defined in Article I. Definitions under the Credit Agreement as follows:

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of any Credit Party, (b) the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of the Companies taken as a whole, (c) the rights and remedies of the Agent or the Lenders under any Loan Document, (d) the ability of any Credit Party to perform its obligations under any Loan Document to which it is a party or the Senior Notes Documents, or (e) the legality, validity, binding effect or enforceability against any Credit Party of any Loan Document to which it is a party.

Springing Lock-box Arrangement

Under the terms of the Credit Agreement, a lock-box arrangement automatically springs into effect, under Section 2.14 during any Trigger Period.  If triggered, this arrangement would result in the Company’s cash receipts being used to repay the existing obligations under the Credit Agreement during the Trigger Period.

“Trigger Period” as defined in Article I - Definition under the Credit Agreement is as follows:

“Trigger Period” means, the period (a) commencing on the day that a Default or an Event of Default occurs, or Excess Availability, at any time following the Closing Date, is less than the greater of (i) $16,500,000 or (ii) fifteen percent (15.00%) of the average daily Revolving Amount; and (b) continuing until no Default or Event of Default exists and the Average Excess Availability (as evidenced by the most recently delivered Borrowing Base Certificate), at all times during a sixty (60) consecutive day period, has been greater than the greater of (i) $16,500,000 or (ii) fifteen percent (15.00%) of the average daily Revolving Amount (as evidenced by the most recently delivered Borrowing Base Certificate).

Remote Likelihood of Subjective MAE Clause Trigger

In evaluating the proper balance sheet classification at December 28, 2014 of borrowings under the Credit Facility, the Company considered the following guidance in Accounting Standard Codification 470-10-45-2,

Subjective Acceleration Clauses and Debt Classification:

In some situations, the circumstances (for example, recurring losses or liquidity problems) would indicate that long-term debt subject to a subjective acceleration clause should be classified as a current liability. Other situations would indicate only disclosure of the existence of such clauses. Neither reclassification nor disclosure would be required if the likelihood of the acceleration of the due date were remote, such as if the lender historically has not accelerated due dates of loans containing similar clauses and the financial condition of the borrower is strong and its prospects are bright.

As of December 28, 2014, and throughout the period from that date to the date of the filing of the Company’s 2014 Form 10-K on March 13, 2015 and continuing through the date of this letter, the Company believed that no event or condition having or reasonably likely to have a MAE had occurred, and the Company had not received any notification from its lenders of the occurrence of an event or condition having or reasonably likely to have a MAE.  Related to its consolidated financial statements contained in its 2014 10-K filing, the Company concluded that the likelihood of subjective acceleration under the MAE Clause was remote based on the Company’s interactions with its lenders and its financial condition and prospects, and therefore, as per ASC 470-10-45-2, had classified the outstanding principal on the Credit Agreement in long-term liabilities based on the revolving credit facility’s contractual termination date in May 2019.

Furthermore, although the MAE definition is subjective, the Company believes that any such determination made by its lenders would be made in good faith based on reasonable discretion considering all facts and circumstances.  Further, the subjective acceleration clause has not been historically exercised by the Company’s lead lender in other agreements containing similar clauses, especially in cases where the borrower has exhibited a strong financial position and prospects for growth similar to the Company.  Although the Company’s reported financial performance in accordance with GAAP indicates net losses, a number of the expenses included in operating expenses are non-cash items.  Such non-cash items include amortization of purchased intangibles of $22.5 million and stock compensation expense of $3.8 million in fiscal 2014.  Non-recurring expenses includes a loss on extinguishment of debt of $39.1 million related to the Company’s refinancing and higher interest expense, without a full year benefit of the refinanced lower interest debt, are included in fiscal 2014.  In addition, since 2012, the Company has been making significant discretionary investments related to its unmanned combat aerial systems initiative, which has impacted the Company’s operating profits and cash flows.

Lack of Springing Lock-box “Triggering Period”

Since the inception of the Credit Agreement in May 2014, at no time has the Company experienced a Trigger Period as defined under the Credit Agreement that would subject the Company to a lock-box arrangement.  Since the inception of the new Credit Agreement through the date of this letter, the Company’s customer remittances have not automatically reduced the line of credit borrowings outstanding.

The Company considered ASC 470-10-45-6, including the provisions of ASC 470-10-45-2, and believes it appropriately applied the guidance to treat the outstanding line of credit borrowings as a long-term obligation as of December 28, 2014.  As previously noted, the Company considered its relationship and interactions with its lenders and its financial condition and prospects in light of the subjective acceleration clause contained in the Credit Agreement and, based on this analysis, the Company determined that the likelihood of acceleration under the MAE Clause was remote.  Therefore, the Company determined that the likelihood of a Trigger Period being caused by the MAE Clause was also remote.

Financing Background and Interactions with Lenders

The Company entered into a new refinanced $110 million Credit Agreement in May 2014.  The lead agent, SunTrust Robinson Humphrey, Inc. (SunTrust), for the refinancing of the Company’s line of credit , was also the underwriter and book-running lead manager for the refinancing of the Company’s 10% $625 million Senior Notes due 2017 with new 7% Senior Notes due 2019 that was also completed in May 2014.

In advance and during the course of the May 2014 successful refinancing of the Company’s revolving line of credit and its Senior Notes, the Company shared then-current and projected financial information with the lenders, and has since supplemented such information by subsequent and ongoing discussions among the lenders, in particular the lead lender SunTrust, in the context of ongoing business matters and also in the context of ongoing financial reporting covenant obligations under the Credit Agreement.  This has served to update the lenders on the Company’s business, operations and prospects consistent with the matters noted under the Credit Agreement definition of a Material Adverse Effect.

As such, the Company believes the lead agent under the Credit Agreement and the other lenders in the syndicate are knowledgeable about the risks and prospects of our Company.  Additionally, the $41 million in outstanding borrowings under the line of credit at December 28, 2014 was not related to funding the working capital requirements of the business, but rather to fund the substantial costs resulting from the refinancing and extinguishment of the Company’s prior Senior Notes.

The Company has complied and continues to comply with all covenants of the Credit Agreement and its amendments, including the providing of quarterly and annual financial statements to SunTrust, along with Officer Certifications of the Company’s ongoing compliance with the terms of the Credit Agreement, including the lack of any occurrence of any events of default.

The same lead agent, SunTrust, was also engaged by the Company as advisory investment banker participating in the Company’s strategic review of its business initiated during the third quarter of 2014.  The investment banker continued in that role until the completion of the strategic review in the second quarter of 2015.

The awareness of the Company’s prospects were further discussed in connection with engaging SunTrust as its investment banking firm to assist the Company in formally reviewing its businesses, markets and competitive positioning and to evaluate strategic alternatives, including the potential divestment of certain of its businesses.  These efforts led to the sale of a portion of the Company’s Electronics Products Division in May 2015 for net proceeds of approximately $235 million, and a related pay down of the full $41 million outstanding balance on the line of credit as well as the redemption of $175 million of the Senior Notes from the proceeds of the sale.

Company Financial Condition and Prospects

As of December 28, 2014, the Company was a going concern with sufficient projected cash flow from operations to meet its liquidity needs for at least the next 12 months related to its projected operating, financing, and investing activities.

Relating to the Company’s business prospects, we believe we have robust intellectual property, capabilities, customer relationships, platform positions and past performance qualifications in our respective business areas, including a work force that is experienced with the various programs and platforms we support and the customers we serve.

We believe those aforementioned key strengths distinguish us competitively and provided our lenders with a positive understanding of our prospects.

In addition, we believe the following are key elements related to the Company’s financial condition and prospects:

Significant cash flow visibility driven by stable backlog.  As of December 28, 2014, our total backlog was approximately $1.1 billion, of which approximately $662 million was funded backlog and $437 million was unfunded backlog.  The majority of our sales are from orders issued under long-term contracts, typically three to five years in duration. Our contract backlog provides visibility into stable future revenue and cash flow over a diverse set of contracts.  Our qualified bid and proposal pipeline, which represents the aggregate amount of qualified opportunities that we are pursuing in the foreseeable 24 months or less has consistently been in excess of $6 billion over the last 12 months, and was $7.4 billion at December 28, 2014.  The opportunities we are pursuing in our bid and proposal pipeline are in addition to our total backlog.

Diverse base of key contracts with low concentration. Many of our contracts are single award, where Kratos is the only awardee by the customer, and in certain cases the awards are sole sourced since the Company owns the intellectual property and design rights on certain of our products.  We have a highly diverse base of contracts with no contract representing more than 5% of 2014 revenue.  We believe our diverse base of key contracts and low reliance on any one contract provides us with a stable, balanced revenue stream.

Summary Application of ASC 470-10-45

In summary, the borrowings outstanding under the Credit Agreement include a requirement to maintain a springing lock-box arrangement, whereby remittances from the Company’s customers are forwarded to the Company’s general bank account and do not reduce the debt outstanding until and unless a Default or an Event of Default occurs (including due to the lender’s exercise of the subjective acceleration clause) or the Company’s Excess Availability drops below the amounts set forth in the Trigger Period definition.  In accordance with ASC 470-10-45-6, the amounts outstanding under the Credit Agreement should be considered a long-term obligation since the remittances do not automatically reduce the debt outstanding without another event occurring.  The likelihood of the Credit Agreement’s subjective acceleration clause being triggered shall be evaluated based on the provisions of ASC 470-10-45-2, which as described above, resulted in a determination by the Company that the likelihood of occurrence was remote.

Based on these considerations, at the time the Company filed the 2014 Form 10-K on March 13, 2015, the Company concluded that the long-term classification of the outstanding borrowings on the line of credit was appropriate, and that no disclosure of the subjective acceleration clause within the consolidated financial statement footnotes was required.

However, in response to the Staff’s comment, and in the interest of providing additional clarity, the Company will prospectively revise its debt disclosure in its footnotes to the consolidated financial statements for the year ended December 27, 2015.  The below is a partial excerpt from our expected disclosure containing the relevant passage expected to be modified to incorporate discussion of the MAE Clause in the Credit Agreement.  The underlined text below indicates the additional disclosure to be added.  As noted previously, the outstanding balance on the line of credit had been repaid during 2015, and no additional borrowings were outstanding on the line of credit at December 27, 2015, the end of the Company’s 2015 fiscal year.

“$110.0 Million Credit Facility

On May 14, 2014, the Company replaced its credit facility with KeyBank National Association and entered into a Credit and Security Agreement, (the “Credit Agreement”). The Credit Agreement established a five -year senior secured revolving credit facility in the maximum amount of $110.0 million (subject to a potential increase of the maximum principal amount to $135.0 million, subject to the Agent's and applicable lenders’ approval as described therein), consisting of a subline for letters of credit in an amount not to exceed $50.0 million, as well as a swingline loan in an aggregate principal amount at any time outstanding not to exceed $10.0 million. The Credit Agreement is secured by a lien on substantially all of the Company's assets and the assets of the guarantors thereunder, subject to certain exceptions and permitted liens. The Credit Agreement has a first priority lien on accounts receivable, inventory, deposit accounts, securities accounts, cash, securities and general intangibles (other than intellectual property). On all other assets, the Credit Agreement has a second priority lien junior to the lien securing the Notes.

The Credit Agreement contains certain covenants, which include, but are not limited to, restrictions on indebtedness, liens, and investments, and places limits on other various payments, as well as a financial covenant relating to a minimum fixed charge coverage ratio of 1.15:1.  This ratio has been modified per the third and fourth amendments as discussed below. Events of default under the terms of the Credit Agreement include, but are not limited to: certain bankruptcy events; failure of the Company to pay any principal of any loans in full when due and payable; failure of the Company to pay any interest on any loan or any fee or other amount payable under the Credit Agreement within three business days after the date when due and payable; failure of the Company or any of its subsidiaries to comply with certain covenants and agreements, subject to applicable grace periods and/or notice requirements;  any representation, warranty or statement made in or pursuant to the Credit Agreement or any related writing or any other material information furnished by the Company or any of its subsidiaries to the Agent or the lenders shall prove to be false or erroneous; and the occurrence of an event or condition having or reasonably likely to have a material adverse effect, which includes a material adverse effect on the business, operations, condition (financial or otherwise) or prospects of the Company or the ability of the Company to repay its obligations.   Where an event of default arises from certain bankruptcy events, the commitments shall automatically and immediately terminate and the principal of, and interest then outstanding on, all of the loans shall become immediately due and payable. Subject to certain notice requirements and other conditions, upon the occurrence of other events of default, including the occurrence of a condition having or reasonably likely to have a material adverse effect, commitments may be terminated and the principal of, and interest then outstanding on, all of the loans may become immediately due and payable.   At December 27, 2015 and December 28, 2014, no event of default had occurred and the Company believed that events or conditions having a material adverse effect, giving rise to an acceleration of any amounts outstanding under the Credit Agreement, had not occurred and was remote.  ”

The Company will also update the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources to be consistent with the revised disclosure in the consolidated financial statements.

In responding to your comment, the Company acknowledges that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

·	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact me at (858) 812-7321.

Sincerely,

Deanna H. Lund

Executive Vice President and Chief Financial Officer

Cc:   Kratos VP and General Counsel – Marie Mendoza